                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 1998

                                       Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

         For the transition period from                  to
                                        ----------------    ------------------

         Commission file number     333-65049

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Grey Wolf Drilling Company 401(k) Plan


         B.   Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office   Grey Wolf, Inc.
-------------------------------------------------------------------------------
                                                10370 Richmond Ave., Suite 600
-------------------------------------------------------------------------------
                                                Houston, Texas 77042-4136
-------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The Grey Wolf Drilling Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.





                     Grey Wolf Drilling Company 401(k) Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 1998



                                    CONTENTS


Independent Auditors' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

         Statement of Changes in Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1998.

         Notes to Financial Statements

Supplemental Schedules:

         Schedule I - Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998

         Schedule II - Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1998

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Grey Wolf Drilling Company 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Grey Wolf Drilling Company 401(k) Plan (the Plan) as of
December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits with fund information for the year ended
December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Grey Wolf Drilling Company 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits with fund information for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998 was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 29, 1999

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                                                    1998           1997
                                                 -----------    -----------
Assets:
    Investments at fair value:
       Scudder Stable Value Fund               $  9,199,658 *    5,912,183 *
       Scudder Income Fund                          311,400        190,040
       Scudder Balanced Fund                        659,563        399,251
       Scudder Growth & Income Fund               1,877,113 *    1,478,806 *
       Scudder Value Fund                           448,122             --
       Scudder Small Company Fund                   306,091         12,001
       Scudder International Fund                   282,559             --
       Grey Wolf Stock Fund                         126,067             --
       Loans receivable                             547,531        123,735
                                               ------------   ------------
             Total investments                   13,758,104      8,116,016
                                               ------------   ------------

    Contributions receivable:
       Employee                                     169,843        633,586 *
       Employer                                     101,650        382,760
                                               ------------   ------------

                                                    271,493      1,016,346
                                               ------------   ------------

             Total assets                        14,029,597      9,132,362
                                               ------------   ------------

             Net assets available for benefits $ 14,029,597      9,132,362
                                               ============   ============

*   Represents 5% or more of net assets available for plan benefits.

See accompanying notes to financial statements.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

      Statement of Changes in Net Assets Available for Plan Benefits with
                               Fund Information

                      For the year ended December 31, 1998

                                                  SCUDDER         SCUDDER                                      SCUDDER
                                                   CASH           STABLE         SCUDDER        SCUDDER       GROWTH &
                                                 INVESTMENT       VALUE          INCOME        BALANCED        INCOME
                                                   TRUST          FUND            FUND           FUND           FUND
                                                -----------    -----------    -----------    -----------    -----------
 Additions:
    Contributions:
      Employee                                  $        --      2,120,956         58,630        132,659        253,522
      Employer                                           --      1,266,700         31,715         75,523        145,068
      Rollovers                                          --        257,521         10,971         12,156         26,783
                                                -----------    -----------    -----------    -----------    -----------
        Total contributions                              --      3,645,177        101,316        220,338        425,373

    Investment income - net appreciation in
      fair value of investments (including
      interest and dividends)                           828        540,095         17,798        112,508        151,287

    Transfers of assets from merging plans               --             --             --             --             --
                                                -----------    -----------    -----------    -----------    -----------
        Total additions                                 828      4,185,272        119,114        332,846        576,660

    Deductions:
      Benefits paid to participants                   8,120     (3,105,445)       (42,490)       (86,789)      (444,798)
      Plan expenses                                      --         (3,919)           (50)          (181)           (38)
                                                -----------    -----------    -----------    -----------    -----------
        Total deductions                              8,120     (3,109,364)       (42,540)       (86,970)      (444,836)

    Transfers between funds                          (8,948)     2,211,567         44,786         14,436        266,483
                                                -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      available for plan benefits                        --      3,287,475        121,360        260,312        398,307

    Net assets available for plan benefits:
      Beginning of year                                  --      5,912,183        190,040        399,251      1,478,806
                                                -----------    -----------    -----------    -----------    -----------

      End of year                               $        --      9,199,658 *      311,400        659,563      1,877,113 *
                                                ===========    ===========    ===========    ===========    ===========

                                                                 SCUDDER
                                                  SCUDDER     SMALL COMPASS     SCUDDER      SCUDDER
                                                   VALUE         VALUE       INTERNATIONAL  CONVERSION
                                                   FUND          FUND            FUND          FUND
                                               -----------    -------------  -------------  -----------
 Additions:
    Contributions:
      Employee                                 $   134,278        115,451         79,140             --
      Employer                                      73,847         61,708         44,542             --
      Rollovers                                     57,460         45,843         57,904             --
                                               -----------    -----------    -----------    -----------
        Total contributions                        265,585        223,002        181,586             --

    Investment income - net appreciation in
      fair value of investments (including
      interest and dividends)                       21,322        (20,765)        11,190         12,160

    Transfers of assets from merging plans              --             --             --             --
                                               -----------    -----------    -----------    -----------
        Total additions                            286,907        202,237        192,776         12,160

    Deductions:
      Benefits paid to participants                (25,090)       (18,457)        (8,696)            --
      Plan expenses                                     --            (31)           (38)            --
                                               -----------    -----------    -----------    -----------
        Total deductions                           (25,090)       (18,488)        (8,734)            --

    Transfers between funds                        186,305        110,341         98,517        (12,160)
                                               -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      available for plan benefits                  448,122        294,090        282,559             --

    Net assets available for plan benefits:
      Beginning of year                                 --         12,001             --             --
                                               -----------    -----------    -----------    -----------

      End of year                              $   448,122        306,091        282,559             --
                                               ===========    ===========    ===========    ===========


                                               GREY WOLF      PARTICIPANT
                                                 STOCK           LOAN
                                                  FUND           FUND          OTHER          TOTAL
                                              -----------   -------------   -----------    ----------
 Additions:
    Contributions:
      Employee                                    127,722             --      (463,743)     2,558,615
      Employer                                     67,311             --      (281,110)     1,485,304
      Rollovers                               $    12,047             --            --        480,685
                                              -----------    -----------   -----------    -----------
        Total contributions                       207,080             --      (744,853)     4,524,604

    Investment income - net appreciation in
      fair value of investments (including
      interest and dividends)                    (244,063)            --            --        602,360

    Transfers of assets from merging plans             --             --     3,083,953      3,083,953
                                              -----------    -----------   -----------    -----------
        Total additions                           (36,983)            --     2,339,100      8,210,917

    Deductions:
      Benefits paid to participants                (9,576)       423,796            --     (3,309,425)
      Plan expenses                                    --             --            --         (4,257)
                                              -----------    -----------   -----------    -----------
        Total deductions                           (9,576)       423,796            --     (3,313,682)

    Transfers between funds                       172,626             --    (3,083,953)            --
                                              -----------    -----------   -----------    -----------

    Net increase (decrease) in net assets
      available for plan benefits                 126,067        423,796      (744,853)     4,897,235

    Net assets available for plan benefits:
      Beginning of year                                --        123,735     1,016,346      9,132,362
                                              -----------    -----------   -----------    -----------

      End of year                             $   126,067        547,531       271,493     14,029,597
                                              ===========    ===========   ===========    ===========


*   Represents 5% or more of net assets available for plan benefits.

See accompanying notes to financial statements.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997



(1)     THE PLAN

        The following brief description of the Grey Wolf, Inc. (the "Company" or the "Sponsor") Grey Wolf Drilling Company 401(k) Plan is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

        GENERAL

        Effective August 1, 1991, the DI Industries, Inc. Salary Deferral Plan (the "DI Plan") was amended, to merge the defined contribution plans of Butler Johnson, Inc., Cubby Drilling, Inc., and Western Oil Well Service Company into the Plan. Additionally, the DI Plan's year end was changed to December 31. The DI Plan was sponsored by DI Industries, Inc. General American Life Insurance Company ("General American") served as custodian of the DI Plan's assets.

        On June 27, 1997, Drillers, Inc., a subsidiary of DI Industries, Inc., acquired Grey Wolf Drilling Company. The name of Drillers, Inc. changed to Grey Wolf Drilling Company. Prior to the acquisition, DI Industries, Inc. offered their employees a Salary Deferral Plan (the "DI Plan"), while Grey Wolf Drilling Company offered to their employees a 401(k) and Profit Sharing Plan (the "old Grey Wolf Plan").

        Prior to the acquisition, the assets of the old Grey Wolf Plan were held by Massachusetts Mutual Life Insurance Company ("Mass Mutual"), acting as custodian. The assets of the DI Plan were held by General American Life Insurance Company acting as custodian.

        Beginning July 1, 1997, all contributions relating to former members of the old Grey Wolf Plan were forwarded to General American. The assets of the old Grey Wolf Plan held by Mass Mutual as of June 30, 1997, however, were not transferred to General American as of July 1, 1997. Contributions relating to the former members of the DI Plan were still forwarded to General American.

        Effective October 1, 1997, Grey Wolf Drilling Company changed custodians from General American to Scudder Trust Company ("Scudder"), and the DI Plan was amended into the Grey Wolf Drilling Company 401(k) Plan (the "Plan"). As such, as of midnight September 30, 1997, the assets of both the DI Plan and the old Grey Wolf Plan were transferred to Scudder.

        CONTRIBUTIONS

        The Plan provides for employee pretax contributions of up to 15% of covered compensation, subject to the Internal Revenue Service ("IRS") limitations. The Company matches 100% of each employee's contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997



       PARTICIPANT ACCOUNTS

       Under the Plan each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of investment income. Investment income allocations are based on the participant's weighted average account balance during the period.

       LOANS

       Participants are allowed to borrow up to the lesser of $50,000 reduced by the amount by which the highest outstanding balance of all loans to the participant during the one-year period ending on the day before the date on which the loan is made, exceeds the outstanding balance of all loans to the participant on the date on which the loan is made; or 50% of the participant's vested account balance, being $50,000 the maximum amount of loan. Loans are granted for any reason.

       INVESTMENT OPTIONS

       The Plan offers the following seven Scudder investment funds in which participants may invest:

[] STABLE VALUE FUnd - Consists of guaranteed investment contracts, money market securities and treasury bills.

[] INCOME FUnd - Consists of intermediate and long-term, high-grade corporate bonds.

[]   BALANCED FUnd - Consists of seasoned stocks and investment-grade bonds.

[] GROWTH AND INCOME FUND - Consists of primarily common stocks and convertible securities of established companies.

[] VALUE FUND - Consists of under valued common stocks of medium to large U.S. companies.

[] SMALL COMPANY VALUE FUnd - Consists of under valued common stocks of small U.S. companies.

[]   INTERNATIONAL FUnd - Consists of primarily foreign stocks.

       In addition, participants may invest on the Grey Wolf Stock Fund. This fund consists of shares of Grey Wolf, Inc. stock.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


       VESTING

       Participants become immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for terminated employees is 0% for less than one year of service, graduating to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the employer's contribution. In the event of termination, nonvested portions of the employer's contributions are forfeited by participants and are utilized to reduce future employer matching contributions.

       PAYMENT OF BENEFITS

       Upon termination of service, a participant with a vested account balance not exceeding $5,000 shall receive a lump-sum amount equal to the amount of the vested benefits in his or her account. If a participant's account balance exceeds $5,000, the participant may elect distribution under the following forms:

                  FOR ACCOUNT BALANCES (INCLUDING EARNINGS) ON AND AFTER OCTOBER 1, 1997 - Vested account balances shall be distributed in the form of a single lump sum cash payment, or the participant may also choose to receive any Grey Wolf, Inc. stock.

                  FOR ACCOUNT BALANCES (INCLUDING EARNINGS) AS OF SEPTEMBER 30, 1997, FOR FORMER PARTICIPANTS OF THE OLD GREY WOLF PLAN AND THE DI PLAN - The participant can elect distribution under one of the following methods: (a) joint and survivor annuity if the participant is married, (b) lump sum in cash, or in shares of Grey Wolf, Inc. stock, (c) installment payments and
                  (d) life annuity payments.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       ACCOUNTING BASIS

       The financial statements are presented on the accrual basis of accounting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       INVESTMENTS

       Investments are stated at fair value as determined by the custodian. Mutual fund asset values are determined by the custodian based on quoted market prices in an active market. Any unrealized appreciation or depreciation is recognized as a gain or loss currently. Participant loans are valued at cost which approximates fair value.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


       ADMINISTRATIVE EXPENSES

       All administrative expenses of the Plan are paid by the Company.

       BENEFITS PAYABLE

       Benefits payments are recorded when paid.

(3)    PLAN TERMINATION

       The Plan has been established to continue indefinitely; however, the Company has the right to terminate the Plan, in whole or in part, subject to provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1997, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

(5)    FORFEITURES

       Upon termination of a participant, the nonvested portion of a participant's employer contributions account is forfeited. The Company reserves the right to use the forfeited balance to reduce future contributions by the employer.

(6)    RELATED PARTY TRANSACTIONS

       Certain of the Plan investments are managed by Scudder. Scudder is the recordkeeper as defined by the amended Plan and, therefore, these transactions qualify as party-in-interest.

                                                                     SCHEDULE I


                     GREY WOLF DRILLING COMPANY 401(k) PLAN

   Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes

                            As of December 31, 1998


       IDENTITY OF ISSUE,                  DESCRIPTION OF INVESTMENTS INCLUDING
        BORROWER, LESSOR                     MATURITY DATE, RATE OF INTEREST,             COST OF           MARKET
        OR SIMILAR PARTY                   COLLATERAL AND PAR OR MATURITY VALUE         ACQUISITION          VALUE
       -----------------                   -------------------------------------        -----------      ------------
 *   Scudder                 (1)       9,199,658 shares of Stable Value Fund            $   9,199,658      9,199,658
 *   Scudder                           23,520 shares of Income Fund                           317,667        311,400
 *   Scudder                           34,767 shares of Balanced Fund                         605,455        659,563
 *   Scudder                 (1)       7,134 shares of Growth and Income Fund               1,973,151      1,877,113
 *   Scudder                           18,908 shares of Value Fund                            445,192        448,122
 *   Scudder                           15,705 shares of Small Company Value
                                           Fund                                               325,631        306,091
 *   Scudder                           5,802 shares of International Fund                     300,476        282,559
 *   Grey Wolf                         161,200 shares of Grey Wolf Stock                      354,004        126,067
     Various participants              Loans receivable bearing interest at 9.5%
                                           with maturities ranging from 12 to 120
                                           months                                             547,531        547,531
                                                                                        -------------   ------------
                                                                                        $  14,068,765     13,758,104
                                                                                        =============   ============

(1)  Exceeds 5% of net assets.

*    Party-in-interest.

See accompanying independent auditors' report.

                                                                   SCHEDULE II

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

         Item 27(d) - Supplemental Schedule of Reportable Transactions

                      For the year ended December 31, 1998

                             DESCRIPTION OF ASSETS
                              (INCLUDE INTEREST           NUMBER                                          COST          NET
     IDENTITY OF             RATE AND MATURITY              OF             PURCHASE       SELLING          OF          GAIN
    PARTY INVOLVED            IN CASE OF LOAN)          TRANSACTIONS        PRICE          PRICE         ASSET        (LOSS)
    --------------           ---------------------      ------------     -----------     ---------     ---------     ---------
 *   Scudder                 Stable Value Fund                187        $ 7,167,236             -     7,167,236            -
 *   Scudder                 Stable Value Fund                298                  -     3,917,634     3,917,634            -
 *   Scudder                 Growth and Income Fund            93          1,096,969             -     1,096,969            -
 *   Scudder                 Growth and Income Fund           177                  -       607,450       610,731       (3,281)
 *   Scudder                 Conversion Fund                    2          3,096,113             -     3,096,113            -
 *   Scudder                 Conversion Fund                    1                  -     3,096,113     3,096,113            -

 *   Party-in-interest.

See accompanying independent auditors' report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 GREY WOLF DRILLING COMPANY 401(k) PLAN

         July 13, 1999           /s/    Donald J. Guedry, Jr.
       -----------------         ---------------------------------------
                                 Donald J. Guedry, Jr.
                                 Vice President & Treasurer for Grey Wolf, Inc.
                                 And Grey Wolf Drilling Company 401(k) Plan
                                 Administrative Committee Member

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
23.1     Consent of KPMG LLP